UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION

                              Schedule 14f-1

                           Information Statement
                      Pursuant to Section 14(f) of the
                      Securities Exchange Act of 1934
                   and Rule 14f-1 Promulgated Thereunder



                   Six Diamond Resorts International
   --------------------------------------------------------------
  (Exact name of registrant as specified in its corporate charter)

                             Cayman Islands
    ------------------------------------------------------------
   (State or other jurisdiction of Incorporation or Organization)

          000-52134                          N/A
    ----------------------       -------------------------------
   (Commission File Number)     (IRS Employer Identification No.)


                    c/o Nautilus Global Partners
                       700 Gemini, Suite 100
                         Houston, TX 77027
         ---------------------------------------------------
        (Address of Principal Executive Offices and Zip Code)



                         (281) 488-3883
         --------------------------------------------------
        (Registrant's telephone number, including area code)



                        October 23, 2007

                 SIX DIAMOND RESORTS INTERNATIONAL
                   c/o Nautilus Global Partners
                     700 Gemini, Suite 100
                       Houston, TX 77027
                           ---------

                       INFORMATION STATEMENT
 (Pursuant to Section 14(f) of the Securities Exchange Act of 1934
                     and Rule 14f-1 thereunder)

THIS INFORMATION STATEMENT IS BEING PROVIDED FOR INFORMATIONAL PURPOSES ONLY.
    NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED
         AND YOU ARE REQUESTED NOT TO SEND A PROXY TO THE COMPANY.

                           INTRODUCTION

This Information Statement is being mailed on or about October 23, 2007, to holders of record on October 3, 2007 (the record date), of Ordinary Shares, par value $0.00320375 per share, of Six Diamond Resorts International (the "Company"), in connection with the change of control and composition of the Board of Directors of the Company as contemplated by a Share Exchange Agreement (the "Exchange Agreement"), by and among the Company, Six Diamond Resorts International, S.A., a Panamanian company ("SDRI") and the securityholders of SDRI (the "Sellers"). A copy of the Exchange Agreement has been filed with the SEC as an exhibit to a Current Report on Form 8-K that was filed by the Company on October 9, 2007.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 of the Securities and Exchange Commission or SEC thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company's securityholders.

No action is required by the Company's stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act of 1934 and Rule 14f-1 promulgated thereunder require the mailing to the Company's stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of the Company's directors occurs (otherwise than at a meeting of the Company's stockholders). This Information Statement will be first mailed to the Company's stockholders of record on or about October 23, 2007.

                     CHANGE OF CONTROL TRANSACTION

Pursuant to the Exchange Agreement, on October 3, 2007 (the Closing Date), the Company acquired SDRI from the Sellers in exchange for 9,742,000 Ordinary Shares of the Company (the "Exchange") resulting in the Sellers owning approximately 96% of the outstanding Ordinary Shares of the Company. Holders of Ordinary Shares are entitled to one vote per share on all matters for which the securityholders are entitled to vote. The Closing resulted in a change in control of the Company. The Ordinary Shares issued in the Exchange were issued pursuant to the exemption from registration provided under
Section 4(2) of the Act and Rule 506 promulgated thereunder.

In connection with the Exchange, Joseph Rozelle and David Richardson have agreed to resign as directors of the Company effective as of the tenth day following the mailing of this Information Statement to the stockholders of the Company (the "Effective Date") and Frank DeLape was appointed a new director and Executive Chairman of the Company and James Wm. Bell was appointed a new director and Chief Financial and Operations Officer of the Company effective immediately. In addition, Robert F. Sagarino was appointed as a new director of the Company effective as of the Effective Date.

You are not required to vote on this change of directors and your vote is not requested. Normally, the election of directors requires a vote of the holders of Ordinary Shares entitled to vote. In this case, the Company's current directors are resigning in connection with a change of control transaction and those directors are appointing new directors to the board. Therefore, no vote of stockholders of the Company is required to effectuate the resignation of the current directors and the appointment of the new directors.

As a condition precedent to the consummation of the Exchange, the Company sold in an initial closing (the "Initial Closing") of a private placement solely to accredited investors (the "Offering") of up to two hundred eighty
(280) units (the "Units"), ninety-five (95) units (the "Units") at a purchase price of $50,001 per Unit for aggregate gross proceeds of $4,749,741. Each Unit consisted of 28,572 shares of the Company's Series 1 Convertible Preference Shares, par value $0.00320375 ("Series 1 Preference Shares"). The Company issued an aggregate of 2,714,212 Series 1 Preference Shares in the Initial Closing of the Offering. The Series 1 Preference Shares sold in the Offering were issued pursuant to the exemption from registration provided under Section 4(2) of the Act and Rule 506 promulgated thereunder.

In connection with the Offering, the Company paid to a placement agent (the "Placement Agent") (i) a fee equal to ten (10%) percent of the aggregate purchase price of the Units sold in the Offering (ii) a non-accountable expense of three (3%) percent of the aggregate purchase price of the Units sold in the Offering (iii) a financial consulting fee equal to one (1%) percent of the aggregate purchase price of the Units sold in the Offering
(iv) and warrants (the "Agent Warrants") to purchase 5,714.40 Ordinary Shares for each whole Unit sold in the Offering. The Agent Warrants are exercisable for a five (5) year period at a price per share equal to $1.75 per share.


                           VOTING SECURITIES

The Company has authorized 100 million Ordinary Shares, $.00320375 par value and 25 million "blank check" Preference Shares, $.00320375 par value. Following the Exchange and the Offering (and assuming the conversion of the Series 1 Preference Shares into Ordinary Shares), as of October 4, 2007, the Company has 12,856,645 Ordinary Shares issued and outstanding. The foregoing does not include Ordinary Shares issuable upon exercise of the Agent Warrants, and stock options to purchase 1,834,000 Ordinary Shares, including, the 1,200,000, 360,000, and 100,000 Ordinary Shares issuable to Messrs DeLape, Bell, and Kiibler, respectively, upon the exercise of stock options issuable to them pursuant to their employment agreements. See "Directors and Executive Officers".

Ordinary Shares

Holders of our Ordinary Shares are entitled to one (1) vote for each Ordinary Share held at all meetings of stockholders (and written actions in lieu of meetings).

Preference Shares

Our Board is authorized to issue from time to time, subject to any limitation prescribed by law, without further stockholder approval, up to 25 million blank check Preference shares, $.00320375 par value, in one or more series. Preference Shares will have such designations, preferences, voting powers, qualifications and special or relative rights or privileges as determined by our Board, which may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights.
We have designated 25,000,000 shares of our Preference Shares as Series 1 Preference Shares.

Except as otherwise required by law, the Series 1 Preference Shares shall vote together as a class with the Ordinary Shares upon all such matters as the Ordinary Shares are entitled to vote under applicable law. Each Series 1 Preference Share will be entitled to that number of votes equal to the number of Ordinary Shares into which such shares are convertible at the conversion ratio then in effect.

                     THE COMPANY'S BUSINESS

Prior to the Exchange, the Company was a blank check development stage company with no material assets and/or operations. The Company was organized under the laws of the Cayman Islands on March 10, 2006, and prior to the Exchange, the Company had not engaged in any business activities that generate revenue and its operations have consisted solely of attempting to identify, investigate and conduct due diligence on potential businesses for acquisition. The Company filed a registration statement on Form 10 with the Commission to register its Ordinary Shares under Section 12(g) of the Exchange Act and it files periodic reports with the Commission pursuant to the Exchange Act. Copies of such reports, along with the Company's registration statement on Form 10 are available on the Commission's web site. There is no trading market for the Ordinary Shares. In July 2007, Six Diamond shareholders approved a name change of Six Diamond from "Matador Acquisition Corporation" to "Six Diamond Resorts International."

SDRI was formed in March 2007, for the purpose of engaging in real estate development in the Republic of Panama. Upon completion of the Exchange, SDRI became a wholly-owned subsidiary of the Company and the business of the
Company became that of SDRI   The Company believes that it will be able to
provide a complete solution for the development, sales, and management of premier resort, vacation and retirement communities in Panama and intends to attempt to set itself apart from other Caribbean resorts in its approach to services and amenities. The Company believes the services and amenities it intends to offer will attract individuals to retire in Panama. The Company also believes that demand for tropical destinations that are safe, relatively inexpensive and well developed has increased dramatically and that the current economic, social, and political climates in Panama have the potential to provide a substantial advantage over other areas of Central America.

         Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of October 4, 2007 (the date immediately following the closing of the Offering and the Exchange) regarding the beneficial ownership of our ordinary shares by (i) each person who, to our knowledge, beneficially owns more than 5% of our ordinary shares;
(ii) each of our directors and "named executive officers"; and (iii) all of our executive officers and directors as a group:

                                             Number of       Percent
Name and address of Beneficial Owner           Shares      of Class (1)
------------------------------------         ---------     ------------
Directors and Named Executive Officers (2):
Frank DeLape (3)                             3,312,135       25.8%
Blair Korndorffer                            1,500,000       11.7%
James William Bell (5)                         350,000        2.7%
Richard Kiibler (6)                            200,000        1.6%
Alberto Soccarez                                50,000        0.4%
Robert F. Sagarino                                  --        ---

Other 5% or Greater Beneficial Owners
Control Person of Placement Agent (4)        3,542,839       26.4%


(1) Beneficial ownership is calculated based on 10,142,433 ordinary shares and the conversion of 2,714,212 Series 1 Preference Shares outstanding as of October 4, 2007. Beneficial ownership is determined in accordance with Rule 13d-3 of the SEC. The number of shares beneficially owned by a person includes ordinary shares subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of the date of this Current Report on Form 8-K. The Ordinary Shares issuable pursuant to those options or warrants are deemed outstanding for computing the percentage ownership of the person holding these options and warrants but are not deemed outstanding for the purposes of computing the percentage ownership of any other person. The persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder's name, subject to community property laws, where applicable.

(2) The address for the directors and named executive officers is c/o Nautilus Global Partners 700 Gemini, Suite 100, Houston, TX 77027.

(3) Includes 312,135 Ordinary Shares owned by Nautilus Global Partners, LLC ("Nautilus") after the Exchange and the Offering. Mr. DeLape owns 40% of Nautilus. Excludes stock options to purchase 1,200,000 Ordinary Shares issuable to Mr. DeLape pursuant to the DeLape Agreement. See "Directors and Executive Officers".

(4) Includes 542,839 Ordinary Shares issuable upon exercise of the Agent Warrants. Such person is the control person of the Placement Agent. See "Risk Factors".

(5) Excludes stock options to purchase 360,000 Ordinary Shares pursuant to the Bell Agreement.

(6) Excludes stock options to purchase 100,000 Ordinary Shares at an exercise price of $2.00 per Ordinary Share, issuable upon the establishment by the Company of a stock option plan.



                 DIRECTORS AND EXECUTIVE OFFICERS

Prior to the completion of the Exchange, the Company's board of directors consisted of Mr. Joseph Rozelle and Mr. David Richardson. Pursuant to the Exchange Agreement, and effective ten days after the closing of the Exchange, Mr. Frank DeLape was appointed as Director and Executive Chairman. Mr. Joseph Rozelle and Mr. David Richardson have submitted letters of resignation from the Company's board of directors.

Effective as of the closing of the Exchange, Mr. Rozelle and David Richardson each resigned as directors and from all offices each held with the Company and the officers of SDRI in office immediately prior to the closing of the Exchange were appointed as officers of the Company and will serve as the officers of the Company until their successors are duly elected or appointed and qualified.

The names of our current officers and directors, as well as certain information about them are set forth below:

  Name                    Age     Position(s)
  ----                    ---     -----------

  Frank DeLape            53      Executive Chairman, Co-Founder
  Blair Korndorffer       50      Executive VP - Architecture and Planning
  James Wm. Bell          50      Chief Financial Officer, Chief Operations
                                  Officer and a Director
  Richard Kiibler         35      Vice President - Operations
  Alberto Soccaraz        30      Vice President - Sales & Realty
  Robert F. Sagarino*     48      Director

  * Election to the Company's board of directors effective as of the Effective Date.

Employees and Directors

Frank DeLape. Executive Chairman, co-founder since inception. - Frank DeLape is Chairman and CEO of Benchmark Equity Group, a company he founded in 1994. Prior to Benchmark, Mr. DeLape spent 11 years in executive management roles of managing turnarounds for various companies. He has worked on behalf of the Board of Directors or the sponsoring banks to recapitalize companies return them to profitability or maximize cash repayment through an orderly liquidation. Benchmark provides private equity and debt financings from various funds as well as a syndicate of investors. Mr. DeLape was a founder and financier of Think New Ideas, a NASDAQ NMS listed company, which later sold for over $300 million. At Benchmark, Mr. DeLape has formed and been instrumental in the growth of eighteen companies. Of these, several have become NASDAQ listed, one listed on the American Stock Exchange, and three were sold, creating in total over several billion dollars in market value.

From August 2001 through October 2005, Mr. DeLape was Chairman of the Board of the biotechnology company Isolagen, Inc. Over his four years as Chairman and a major shareholder of Isolagen, Mr. DeLape oversaw the listing of Isolagen on the American Stock Exchange, and raising over $194 million in debt and equity financings for the company. Mr. DeLape is a Director of Polymedix, Inc. since November 2005 and President, CEO and a director of Influmedix, Inc. since April 2006. Mr. DeLape is also a director of Anchor Funding Services since January 2007 and Uni-Pixel, Inc. Both such corporations file reports under the Exchange Act. The trading symbol for Uni-Pixel, Inc. on the NASD Bulletin Board is "UNXL". Mr. DeLape is a member of the National Association of Corporate Directors.

Blair Korndorffer, RA. Executive Vice President - Architecture & Planning, co-founder since inception. Mr. Korndorffer is a founding principal of Hawthorne Architects, a Houston based consulting and design firm offering a broad range of design and architecture services, from master planning and landscape design to structural and interior design. Mr. Korndorffer received his Bachelor of Science in Architectural Engineering in 1980 and his Professional Degree in Architecture in 1981 from the University of Texas at Austin. As a registered architect and interior designer in Texas, he has developed a great working knowledge of architecture, architectural structure design and construction. He has been involved in the award winning design and construction of multiple high-rise structures, hospitals, hotels, condominiums and residential properties, representing over $2 billion in construction and millions of square feet. Mr. Korndorffer is also the co-developer of the StruchTech rapid construction system.

James Wm. Bell. Chief Financial Officer, Chief Operations Officer and
Director.   Mr. Bell is a seasoned national commercial and residential real estate development executive with more than 25 years of experience within corporations that include EXXON Corporation, The Trammell Crow Company, national real estate development companies and the CEO of his own land acquisition/development company, The Bell Development Group, LLC, of 8 years. Mr. Bell, on a national US and international basis, has managed the land acquisition, disposition, land development, marketing, financial and sales of more than 300 land development projects with an estimated cumulative budget exceeding $50 billion. He is a 1981 graduate of University of Rockville where he received his joint JD/MBA in 1981.

Richard Kiibler. Vice President - Operations. Mr. Kiibler is a seasoned manager and entrepreneur with over ten years of experience in operating businesses. He has been the owner since 2004, and Director of Operations since 1995 of the top rated tennis facility in the greater Houston area, where he has been in charge of all marketing and management aspects the Company. Prior thereto, Mr. Kiibler was the Director of Marketing and Operations for a sports related resort in New Braunfels, Texas and Mexico City, Mexico. Mr. Kiibler received his Bachelor's of Business Administration from Southwest Texas State University in 1995.

Alberto Soccaraz. Vice President - Sales & Realty. Prior to joining the Company, Mr. Soccaraz was most recently the Sales Manager for Beyond Bocas Realty in Bocas del Toro Panama. Mr. Soccaraz has established a worldwide networking and marketing program for the Company, while developing the important contacts necessary for success in the Bocas del Toro region.
Mr. Soccaraz received his Bachelors of Business Administration from the University of South Florida in 2000.

Robert F. Sagarino. Proposed Director. Mr. Sagarino will be elected as a director following the completion of the Exchange. Mr. Sagarino is currently the President and Chief Executive Officer of Super-Trek, a start-up electronic computer distributor of which he is the majority shareholder. Prior to joining Super-Trek in 1992, Mr. Sagarino served as the Chief Financial Officer of Fosroc, Inc., an international construction materials manufacturer. Mr. Sagarino joined Fosroc in 1983 as its Controller and shortly thereafter was promoted to Chief Financial Officer. In 1987 he was promoted to Vice President of Operations and Chief Operations Officer of Fosroc's U.S. operations. Mr. Sagarino received a Bachelors of Science Degree in Business Accounting from San Jose State University in 1982. While attending San Jose State University, he held the position of Assistant Controller for AMCC, a semiconductor manufacturer located in San Diego/Cupertino, California.


Board Committees

The Company's Board of Directors has no separate committees and the Company's Board of Directors acts as the Audit Committee and the Compensation Committee. The Company is not a "listed company" under Commission rules and is therefore not required to have an audit committee comprised of independent directors. The Company's board of directors has determined that its members do not include a person who is an "audit committee financial expert" within the meaning of the rules and regulations of the Commission. The Company's board of directors has determined, however, that each of its members is able to read and understand fundamental financial statements and has substantial business experience that results in that member's financial sophistication. Accordingly, the board of directors believes that each of its members have the sufficient knowledge and experience necessary to fulfill the duties and obligations that an audit committee would have.


         SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers and directors, and person who beneficially own more than ten percent of our equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file. Based on our review of the copies of such forms received by us, we believe that during the year ended December 31, 2006, all such filing requirements applicable to its officers and directors were complied with.

                CHANGES TO THE BOARD OF DIRECTORS

At the Closing, Joseph Rozelle submitted his resignation from all offices of the Company that he holds effective immediately and Mr. Rozelle and David Richardson, the two members of our board of directors submitted their resignations from the board of directors, effective on the Effective Date.
At the Closing, Frank DeLape was appointed a new director of the Company and our Executive Chairman and James Wm. Bell was appointed as a new director and as our Chief Financial and Chief Operations Officer. Robert F. Sagarino was also appointed as a new director effective on the Effective Date.

To the best of the Company's knowledge, except as set forth below, the incoming directors are not currently directors, do not hold any position with the Company and have not been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of the Company's knowledge, the designees have not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, have not been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement.

                            LEGAL PROCEEDINGS

SDRI has entered into a Joint Venture Agreement (the "Joint Venture") with Landbridge Holdings SA, a Panamanian company ("Landbridge") pursuant to which they would develop properties in Panama. On or about September 2006, Landbridge purchased approximately 200 acres of property in Panama located in the Archipelago of Bocas del Toro ("Playa"). Landbridge and SDRI were planning to develop this property under the name "Playa Diamante" pursuant to the Joint Venture. Following the acquisition of Playa by Landbridge, however, litigation was commenced against certain control persons of SDRI in Panama and Texas, claiming, among other items, that a third party had title to Playa and seeking damages. Although neither SDRI nor the Company is currently a named party to the litigation, the Company and/or SDRI, may in the future become a party to the litigation. SDRI, based upon consultation with its legal counsel in Panama and Texas, believes such lawsuits are without merit. The defendants in such actions are vigorously defending such lawsuits. Although Landbridge believes that it will prevail in such litigation, there can be no assurance that the courts will decide the matter in Landbridge's favor.

To the Company's knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.



            CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Mr. DeLape

Following the Offering and the Exchange, Mr. DeLape is a control person of SDRI, Landbridge and the Company. After the Offering and the Exchange, Mr. DeLape is the beneficial owner of approximately 3,312,134 Ordinary Shares, which equals 25.8% of the issued and outstanding Ordinary Shares. Mr. DeLape is also the Executive Chairman of the Company and SDRI. Mr. DeLape also has entered into an employment agreement with the Company pursuant to which he will be the Company's Executive Chairman and receive, among other items, cash and stock options. See "Directors and Executive Officers". To date, Mr. DeLape has loaned SDRI 256,000, including $131,000 of which was used by SDRI as a non-refundable down payment on the property which SDRI intends to acquire in Panama outside of the town of Brenon (the "Brenon Property").

Other Person

The control person of the Placement Agent is also a control person of Landbridge. Following the Offering and the Exchange, such person is the control person of the Placement Agent, Landbridge, SDRI, and the Company. Pursuant to the terms of the Exchange Agreement, such person in his capacity as control person of the Placement Agent received approximately 3,000,000 Ordinary Shares of Six Diamond in exchange for his SDRI shares. The Placement Agent also will receive compensation from the sale of the securities offered hereby as described elsewhere herein. Following the Offering such person beneficially owned 23.3% of the Company. The Placement Agent also will receive Agent Warrants to purchase 400,008 Ordinary Shares, at an exercise price of $1.75 per share. To date, such person has loaned SDRI $256,000, including $131,000 of which was used by SDRI as a non-refundable down payment on the Brenon Property which SDRI intends to acquire.

Landbridge

Mr. DeLape and the control person of the Placement Agent each beneficially own fifty (50%) percent of Landbridge. Landbridge has purchased and owns various properties in Panama including but not limited to certain properties referred to as "Phase I and Phase II of Palacio del Mar" and "Playa." Pursuant to the Joint Venture, Landbridge will contribute certain properties to the Joint Venture and SDRI shall raise the required development financing and develop such properties. In exchange for contributing the properties, Landbridge will receive payments from the Joint Venture equal to the fair market value of each property contributed from the sale of each condominium unit, land lot, villa, and/or house sold on property contributed to the Joint Venture by Landbridge, or in certain circumstances, from project financing obtained for a project until it receives such fair market value for such property so contributed. Such payments will, in all likelihood, be substantially in excess of the price paid for such property by Landbridge.
In addition, after Landbridge receives the fair market value of property it contributes to the Joint Venture and SDRI receives repayment of its contributions to the Joint Venture, Landbridge will receive fifty (50%) percent of all funds distributed by the Joint Venture. The land on which Phase I of Palacio del Mar is currently contemplated to be built upon was purchased in January 2007 for $700,000. The land, however, which Phase II of Palacio del Mar is currently contemplated to be built upon was purchased in August 2007 by Landbridge for a purchase price of $1,200,000, of which $650,000 was paid in August 2007 and the remaining $550,000 is payable six
(6) months from the August 2007 purchase date. Landbridge purchased the property for Phase I and Phase II of Playa for approximately $4,000,000 in the aggregate.

In addition to the other conflicts set forth herein, Landbridge and/or Mr. DeLape and the control person of the placement agent may compete directly with the Company by, among other items, purchasing and/or selling land for their own benefit, rather than giving the Company the opportunity to purchase and/or bid on the land and/or purchasing land and developing the land either themselves or through a third party developer without giving the Company the right to develop the property pursuant to the Joint Venture. Landbridge currently owns certain properties in Panama which it does not currently intend to contribute to the Joint Venture. In the event the Company is unable to obtain the required financing to pay the remaining purchase price for the Brenon Property, Messrs. DeLape and Baquet and/or Landbridge have the right to purchase such property and contribute it to the Joint Venture, or develop such property with or sell such property to a third party. SDRI has paid certain legal fees and related costs and expenses relating to litigation regarding the property that Playa is currently contemplated to be developed on and may use certain of the net proceeds from the Offering in connection with such litigation.


                       BOARD OF DIRECTORS' MEETINGS

During the last fiscal year the Company's board of directors met four times for regular meetings. Each director attended at least 75% of the meetings of the Company's board of directors held during the period when he was a director.


                         COMPENSATION OF DIRECTORS

The Company has not paid compensation to directors for serving as directors. The Company's Board of Directors may in the future decide to award the members of the Board of Directors cash or stock based consideration for their services to us, which awards, if granted shall be in the sole determination of the Board of Directors.


                           EXECUTIVE COMPENSATION


Compensation discussion and analysis

The Company has not paid salaries to its former executive officers. In connection with the Exchange, the Company has entered into agreements
pursuant to which it shall pay its executive officers.   The Company does not
have a compensation committee nor does it have any executive compensation program in place, the Company's Board of Directors will determine the compensation given to its executive officers In addition to base compensation levels, the Company's Board of Directors will also determine whether to issue executive officers equity incentives in consideration for services rendered and/or to award incentive bonuses which are linked to the Company's performance, as well as to the individual executive officer's performance. Such awards may also include long-term stock based compensation to certain executives which is intended to align the performance of our executives with our long-term business strategies.

Incentive Bonus

The Board of Directors may grant incentive bonuses to our executive officers in its sole discretion, if the Board of Directors believes such bonuses are in the Company's best interest, after analyzing our current business objectives and growth, if any, and the amount of revenue we are able to generate each month, which revenue is a direct result of the actions and ability of such executives.

Long-term, Stock Based Compensation

In order to attract, retain and motivate executive talent necessary to support the Company's long-term business strategy we may award certain executives with long-term, stock-based compensation in the future, in the sole discretion of our Board of Directors.

Criteria for Compensation Levels

The Company seeks to attract and retain qualified executives and employees able to positively contribute to our success. Our Board of Directors, in establishing compensation levels for our executive officers, may consider many factors, including, but not limited to, the individual's abilities and performance that results in: the advancement of corporate goals of the Company, execution of our business strategies, contributions to positive financial results, and contributions to the development of the management team and other employees. In determining compensation levels, our Board of Directors may also consider the experience level of each particular individual and/or the compensation level of executives in similarly situated companies in our industry.



                     SUMMARY COMPENSATION TABLE

The Company has not paid salaries to its former officers. Effective as of the Closing of the Offering and the Exchange, the executive officers of SDRI were appointed as our executive officers. The following table sets forth certain information concerning all cash and non-cash compensation awarded to, earned by or paid by SDRI to its Chief Executive Officer each of SDRI's two most highly compensated executive officers (each a "Named Executive Officer") for its most recent fiscal year.

                                             Nonqualified
                                               Deferred      All Other
Name and                      Salary  Bonus  Compensation   Compensation Total
Principal Position      Year   ($)     ($)       ($)            ($)       ($)
------------------------------------------------------------------------------
Frank DeLape,
Executive Chairman      2007*   --      --      87,500          --      87,500


James W. Bell,
Chief Operating Officer 2007* 105,128   --        --            --     105,128



Employment Agreements

DeLape Employment Agreement. Effective as of July 1, 2007, the Company entered into a three (3) year (the "Term") employment agreement (the "DeLape
                                    ----                              ------
Agreement") with Frank DeLape, pursuant to which Mr. DeLape shall serve as
---------
Executive Chairman of the Company and Chairman of the Board of Directors.
Mr. DeLape's annual base salary (the "Base Salary") will be $350,000.
                                      -----------
Increases to the Base Salary are at the discretion of the Board of
Directors. Mr. DeLape will be entitled to an annual bonus ("Annual Bonus") at
                                                            ------------
the discretion of the Board of Directors. Pursuant to the DeLape Agreement, Mr. DeLape was granted an option (the "Stock Option") to purchase 1,200,000 Ordinary Shares (the "Option Shares") at an exercise price of $2.00 per
                      -------------
share. Subject to acceleration on certain terminations of employment and change in control transactions, the Option Shares shall vest as follows: (i) 400,000 on July 1, 2008, (ii) 400,000 on July 1, 2009 and (iii) 400,000 on
July 1, 2010. The Option Shares will have certain registration and other rights. The DeLape Agreement also provides Mr. DeLape with certain benefits, including an automobile allowance, a life insurance policy, disability income insurance, medical insurance, reimbursement for business expenses, as well a housing allowance in Panama. In addition, the DeLape Agreement contains confidentiality and non-compete covenants from Mr. DeLape. The DeLape Agreement also contains certain severance payments and payments upon a Change of Control (as such term is defined in the DeLape Agreement).

Bell Employment Agreement.   Effective as of July 26th, 2007, SDRI entered
into a three (3) year (the "Term") employment agreement (the "Bell
                            ----                              ----
Agreement") with James Bell, pursuant to which Mr. Bell shall serve as the
---------
Chief Operating Officer and Chief Financial Officer of SDRI. Mr. Bell's annual base salary (the "Base Salary") will be $250,000. Mr. Bell will be
                         -----------
entitled to a guaranteed bonus of (i) Sixty Eight Thousand Dollars ($68,000) payable on December 31, 2007 and (ii) Sixty Eight Thousand Dollars ($68,000)
payable on May 1, 2008.   Thereafter, Mr. Bell will receive additional
bonuses as determined by the Company's Board of Directors or the Compensation Committee of the Board of Directors. Pursuant to the Bell Agreement, upon the adoption by the Company of a stock option plan (the "Plan"), Mr. Bell
                                                         ----
will be granted an option (the "Stock Option") to purchase 360,000 Ordinary
                                ------------
Shares (the "Option Shares") at an exercise price of $1.75 per share. Subject
             ------------
to acceleration on certain terminations of employment and change in control transactions, the Option Shares shall vest as follows: (i) 120,000 on the first anniversary of the issuance of the Stock Options, (ii) 120,000 on the second anniversary of issuance of the Stock Options and (iii) 120,000 on the third anniversary of issuance of the Stock Options. The Option Shares will have certain demand and piggy-back registration rights, anti-dilution, tagalong and other rights and privileges. The Bell Agreement also provides Mr. Bell with certain benefits, including disability income insurance, medical insurance, as well as reimbursement for all necessary out of pocket expenses incurred by Mr. Bell in performance of his services including, travel entertainment and lodging expenses. In addition, the Bell Agreement contains confidentiality and non-compete covenants from Mr. Bell. The Bell Agreement also specifies that, in the event of any termination as a result of a breach by the Company and/or change of control (as such term is defined in the Bell Agreement), Mr. Bell shall receive a lump sum severance compensation equal to six (6) months of Mr. Bell's then Base Salary.

Other than the DeLape Agreement, the Bell Agreement, we have not entered into employment agreements with any of our other executive officers and/or directors as of the date of this Current Report on Form 8-K.

In addition to the DeLape Agreement and the Bell Agreement, on October 3, 2007 we issued stock options to purchase 100,000 Six Diamond Ordinary Shares to Richard Kiibler; stock options to purchase 75,000 Six Diamond Ordinary Shares to Donna Lanier; stock options to purchase 75,000 Six Diamond Ordinary Shares to Jeffrey W. Tomz; and stock options to purchase 24,000 Six Diamond Ordinary Shares to Belinda Long.

The Company may also issue to our officers and directors stock options on terms and conditions to be determined by our board of directors or designated committee.

Stock Option Plans

The Company has a stock option plan covering 4,000,000 Ordinary Shares.


                  NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the Cayman Islands require approval of the sale of the Shares contemplated by the Securities Purchase Agreement. No vote or other action is being requested of the Company's stockholders. This Information Statement is provided for informational purposes only.

This Information Statement has been filed with the Securities and Exchange Commission and is available electronically on EDGAR at www.sec.gov.
                                                       -----------

                                      The Board of Directors




October 23, 2007